

GAMCO
ASSET MANAGEMENT

One Corporate Center
Rye, NY 10580-1422
(t) 914-921-7793
(f) 914-921-2480
(e) dgoldman@gabelli.com

March 19, 2015

Mr. Sardar Biglari
Chairman and Chief Executive Officer
Biglari Holdings Inc.
17802 IH 10 West
Suite 400
San Antonio, TX 78257

Re: Annual Meeting of Shareholders to be held April 9, 2015

Dear Mr. Biglari:

GAMCO Asset Management Inc.'s ("GAMCO") Proxy Voting Committee is scheduled to meet tomorrow to determine how to vote Biglari Holdings Inc.'s ("Biglari") shares at the upcoming 2015 Annual Meeting of Shareholders. The Proxy Voting Committee previously contacted you on February 20, 2015 to understand the intent of Biglari's management regarding the voting of the 216,913 shares of Biglari's Common Stock held by The Lion Fund, L.P. purchased, in part, with capital belonging to Biglari (as reported in SEC filings).

We informed you at that time that if those 216,913 shares abstain, GAMCO, on behalf of its clients, intends to support the incumbents. If those shares do not abstain and are directed to vote for the incumbents, GAMCO will look more favorably upon the slate of directors intended to be nominated by The Groveland Group. We never heard back from and are requesting again that you inform us immediately, in writing, regarding your intention with respect to those shares.

Sincerely,

David Goldman
General Counsel